FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 23, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Sizewell B update dated October 23, 2003




23 October 2003

BRITISH ENERGY PLC

SIZEWELL B - STATUTORY MAINTENANCE OUTAGE


In response to today's media speculation, British Energy announces that its Sizewell B PWR plant is currently undergoing a Statutory Maintenance Outage, which takes place at 18 monthly intervals. This statutory outage started on 4 October 2003. During the course of this outage, British Energy has been carrying out various inspections of its nuclear and non-nuclear plant. These are part of a specified inspection programme, carried out in conjunction with our safety regulator, HM Nuclear Installations Inspectorate (NII). Contrary to some media reports, no crack has been found. However, an unusual indication from ultrasonic inspection of two welds in the turbine steam system has led to a requirement for further investigation.

In the event that a repair were to become necessary to the welds, British Energy estimates that the plant could be back in service as early as mid December; if no repair was necessary, the plant could be back within three weeks.

The Sizewell plant remains in a safe shut-down state. The restart of the Sizewell B reactor will involve satisfying the NII that the rigorous inspection and maintenance schedule has been satisfactorily completed. The weld inspection programme forms part of this routine process.

British Energy expects to make a further statement including an indication as to the financial impact, if material, next week.


Contacts:
Andrew Dowler      Financial Dynamics, Media               0207 831 3113
Paul Heward        British Energy, Investor Relations      01355 262 201


Website: www.british-energy.com


END
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   October 23, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations